UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CTI GROUP (HOLDINGS) INC.

(Name of Subject Company)

CTI GROUP (HOLDINGS) INC.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number of Class of Securities)

Manfred Hanuschek

Chief Executive Officer and President

CTI Group (Holdings) Inc.

333 North Alabama Street, Suite 240

Indianapolis, Indiana 46204

(317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chad J. Rubin

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by CTI Group (Holdings) Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 4, 2015 (as amended from time to time, the “Schedule 14D-9”), relating to the tender offer by New Acquisitions Corporation, a Delaware corporation and wholly owned subsidiary of Enghouse Systems Limited, an Ontario corporation, to purchase all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share. This Amendment No. 1 is being filed to reflect the issuance of a press release relating to the Offer. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by inserting the following exhibit:

Exhibit No.	Description

(a)(5)(E)*	Press Release issued by CTI Group (Holdings) Inc. on December 2, 2015.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTI GROUP (HOLDINGS) INC.

Date: December 2, 2015	By:	/s/ MANFRED HANUSCHEK
Name: Manfred Hanuschek
Title: Chief Executive Officer and President